UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D C 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to

Commission file number 001-31446

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIMAREX ENERGY CO. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIMAREX ENERGY CO.

1700 Lincoln Street, Suite 3700, Denver, Colorado 80203

Cimarex Energy Co.

401(k) Plan

Financial Statements

and Supplemental Schedule

As of December 31, 2021 and 2020

and for the Year Ended December 31, 2021

Cimarex Energy Co.

401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

Cimarex Energy Co. 401(k) Plan

Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Cimarex Energy Co. 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for plan benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2021.

Denver, Colorado

June 21, 2022

Financial Statements

Cimarex Energy Co.

401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2021	2020
Assets:
Investments, at fair value:
Registered investment companies	$264,953,031	$256,782,929
Coterra Energy Inc. Stock	24,092,627	-
Cimarex Energy Co. Stock	-	15,394,517

Total investments, at fair value	289,045,658	272,177,446

Receivables:
Notes receivable from participants	1,637,677	1,707,627
Participant contributions	180,159	-
Employer matching contributions, net of forfeitures	178,188	-
Employer profit sharing contributions, net of forfeitures	3,231,258	-

Total receivables	5,227,282	1,707,627

Net assets available for plan benefits	$294,272,940	$273,885,073

 The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.
401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31,	2021
Investment income:
Net appreciation in fair value of investments	$43,014,061
Interest and dividends	9,355,487

Total investment income	52,369,548

Additions to net assets attributed to:
Contributions:
Participant	8,352,205
Employer matching, net of forfeitures	5,539,301
Employer profit sharing, net of forfeitures	3,231,258
Participant rollover	307,630
Interest earned on notes receivable from participants	81,251

Total additions	17,511,645

Deductions from net assets attributed to:
Benefits paid to participants, including loans deemed distributed	49,335,442
Administrative expenses	157,884

Total deductions	49,493,326

Net increase	20,387,867

Net assets available for plan benefits, beginning of year	273,885,073

Net assets available for plan benefits, end of year	$294,272,940

The accompanying notes are an integral part of these financial statements.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.	plan description

The following is a brief description of the Cimarex Energy Co. 401(k) Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan was established by Cimarex Energy Co. (“Cimarex”) in 2002, and restated effective January 1, 2021. The Plan was established to provide incentives and security for the employees of Cimarex and their beneficiaries. The Plan is intended to be a defined contribution plan with profit sharing provisions.

On October 1, 2021, Cimarex and Cabot Oil & Gas Corporation ("Cabot") (NYSE: COG) completed an all-stock merger whereby Cimarex became a subsidiary of Cabot. On October 1, 2021 Cabot changed its name to Coterra Energy Inc. (“Coterra”), and Coterra common stock began trading on the NYSE under the ticker CTRA at the open of trading on October 4, 2021. As a result of the transaction, on October 1, 2021, 325,813 shares of Cimarex stock held in the Plan were converted to 2,976,543 shares of Coterra stock. There was a blackout period from September 30, 2021 to October 5, 2021 as a result of the transaction.

General

The Plan is a defined contribution plan covering eligible employees of Cimarex. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is not covered by the Pension Benefit Guaranty Corporation.

Trustee and Recordkeeper of the Plan

The trustee of the Plan is Vanguard Fiduciary Trust Company (the “Trustee” or “Vanguard”). The Trustee holds all assets of the Plan in accordance with provisions of the agreement with Cimarex. Vanguard is also the recordkeeper of the Plan.

Eligibility

All non-excludable employees of Cimarex who have attained the age of 18 are eligible to participate in the Plan upon date of hire. Excludable employees include leased employees, members of a collective bargaining unit, commissioned salespersons, independent contractors and non-resident aliens. Employees may enter the Plan on the first day of each calendar month after meeting plan requirements. A participant may modify his/her deferral election at the times determined by the Plan Administrator.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.	plan description (continued)

Contributions

The contributions (participant and Cimarex) for the plan year are subject to certain limitations imposed by the Internal Revenue Code (“IRC”) and the Plan’s terms.

A participant may enter into a salary reduction agreement with Cimarex whereby the amount withheld is contributed to the Plan during the plan year on behalf of each participant (as an employee’s elective 401(k) deferred salary contribution or as a Roth after tax contribution). In no event shall the portion of earnings to be deferred be less than 1% of the participant’s earnings nor more than 100% of the participant’s pre-tax annual compensation, as defined in the Plan Document. The Plan also allows catch-up contributions for participants age 50 or over.

Cimarex may make a matching contribution to the Plan during the plan year, on behalf of each participant, equal to 100% of the contributions made by the participant. In no event shall Cimarex’s matching contribution, on behalf of a participant, exceed the match percentage approved by Cimarex’s Board of Directors, which was up to 7% of each participant’s eligible compensation for 2021. Catch-up contributions are not matched by Cimarex.

The Plan also allows for a profit sharing contribution by Cimarex. Cimarex made a profit sharing contribution for the year ended December 31, 2021. Employees are eligible to receive the profit sharing contribution if they meet the plan entry requirements, are employed on the last day of the plan year and have a minimum of 500 hours of service in the plan year. For employees who terminated employment due to death, disability or had attained age 62, the requirement for employment on the last day of the year and 500 hour service requirement do not apply.

Employees can make rollover contributions from other qualified plans if certain criteria are met as outlined in the Plan Document.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.	plan description (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Cimarex’s matching contributions, profit sharing contributions (if any), and earnings and losses on investments, and is charged with the participant’s withdrawals and distributions on a daily basis. The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may elect to transfer balances between investment funds within their account at any time.

Investment Options

Participants may direct the investment of their account balance into various investment options offered by the Plan. Currently, the Plan offers various investment options in registered investment companies and a Company Stock Fund. The Company Stock Fund held Cimarex stock through October 4, 2021. Effective October 4, 2021, the stock held in the Company Stock Fund was converted to Coterra stock. This stock fund is a unitized fund. The Cimarex and Coterra stock is collectively referred to as (“Company Stock”). Participants may change their investment directions at any time, subject to such restrictions and procedures as established by the recordkeeper, the Plan and Cimarex. Employee-participants are not permitted to trade Company Stock while in possession of material, undisclosed information about Cimarex or Coterra.

Notes Receivable from Participants

An employee may borrow the lesser of $50,000 or one-half of their vested account balance. Participants may not have more than one loan outstanding at any time and the minimum original loan amount is $1,000. Participants may not apply for another loan within six months of the date on which the previous loan was paid in full. The maximum loan term is five years, except for a loan to acquire a participant’s principal residence, which may have a term of up to ten years. A participant’s loan shall become due and payable if such participant fails to make a principal and/or interest payment as provided in the loan agreement, subject to a short grace period. The loans are secured by the balance in the participant’s account, and bear interest at a rate of 1% above prime rate. Interest rates for the loans outstanding as of December 31, 2021 range from 4.25% to 6.5%. Principal and interest are paid ratably through payroll deductions.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.	plan description (continued)

Vesting

A participant is always 100% vested in that portion of his/her account attributable to 401(k) deferred salary contributions, Roth contributions, catch-up contributions and rollover contributions. Vesting for that portion of the participant’s account attributable to Cimarex contributions is based on years of credited service as defined by the Plan Document, in accordance with the following schedule:

Completed years of credited service with Cimarex	Vested Percentage
1	25%
2	50%
3	75%
4 or more	100%

Participants also become fully vested in their accounts upon reaching normal retirement age (62), death or disability.

Forfeitures

When a participant terminates employment with Cimarex, any unvested portion of the participant’s account attributable to Cimarex contributions is forfeited and retained by the Plan in a forfeiture account, which can be used to reduce future Cimarex contributions. At December 31, 2021 and 2020, the Plan held $418,444 and $934,514, respectively, in the forfeiture account. Forfeitures of $921,297 were used to fund Company matching contributions in 2021, and none were used to pay plan expenses in 2021. Forfeitures of $240,000 were used in 2022 to fund a portion of the Cimarex’s 2021 profit sharing contribution.

Plan Expenses

Loan origination and annual fees are paid by participants who take out loans. Participants that elect to participate in the managed account service provided by Vanguard pay managed account fees. A quarterly fee is deducted from the accounts of participants who are no longer employed by Cimarex. During the year ended December 31, 2021, expenses of $157,884 were paid by or allocated to participants. All other administrative expenses of the Plan are paid by Cimarex and are excluded from these financial statements.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

1.	plan description (continued)

Plan Termination

Although it has not expressed any intent to do so, Cimarex has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts would immediately become fully vested and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

Payment of Benefits

Upon termination of service, death, disability or attainment of the normal retirement age (62), a participant may elect to receive a lump-sum distribution equal to the vested value of the participant’s account, or transfer the vested balance to another qualified retirement plan or individual retirement account. Immediate lump-sum distributions are to be made to terminated participants if the participant’s vested account balance, net of rollover contributions, is $1,000 or less. Participants may request to receive Company Stock held in their account as an in-kind distribution. Participants may also take certain voluntary in-service withdrawals and hardship withdrawals if certain criteria are met.

Voting Rights of Company Common Stock

The Trustee holds the shares of Company Stock within the unitized Company Stock Fund on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and the exercise of all other rights which a shareholder of record has with respect to shares of Company Stock which have been allocated to the participant’s account including, but not limited to, the right to sell or retain shares in a public or private tender offer. Participants direct the Trustee to vote by submission of timely participant directions. Shares held by Vanguard for which timely participant directions are not received are voted in the same proportion as the shares for which the Trustee received timely participant directions, except in the case where to do so would be inconsistent with the provisions of Title I of ERISA.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences could be material.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The net appreciation (depreciation) in the fair value of investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance; any accrued and unpaid interest was de minimis. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefits are recorded when paid. As of December 31, 2021 and 2020, there were no distributions requested that had not been paid.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Contributions

Participant contributions and related matching contributions are recorded in the period payroll deductions are made. Profit sharing contributions are accrued in the year to which the profit sharing contribution relates.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs are the highest priority and consist of unadjusted quoted prices in active markets for identical assets and liabilities. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for an asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Registered Investment Companies: Valued at quoted market prices in active markets that the Plan has the ability to access, which represent the net asset value of shares held by the Plan at year-end and are Level 1 investments.

Cimarex and Coterra Common Stock: Valued at year-end closing price reported on the active market on which the securities are traded and are Level 1 investments.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Registered investment companies	$264,953,031	$-	$-	$264,953,031
Coterra common stock	24,092,627	-	-	24,092,627
Total investments, at fair value	$289,045,658	$-	$-	$289,045,658

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

3.	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Registered investment companies	$256,782,929	$-	$-	$256,782,929
Cimarex common stock	15,394,517	-	-	15,394,517
Total investments, at fair value	$272,177,446	$-	$-	$272,177,446

4.	Income Tax Status

The prototype plan, which Cimarex adopted January 1, 2021, obtained its latest opinion letter on June 30, 2020. The Internal Revenue Service (“IRS”) has stated that the prototype plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded, as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

5.	Related Party/ Party-In-Interest Transactions

The Plan invests in shares of registered investment companies managed by an affiliate of Vanguard. Vanguard acts as trustee and recordkeeper for the Plan. During the plan year ended December 31, 2021, annual administrative fees of $157,884 were paid to Vanguard. The Plan also issues loans to participants which are secured by the vested portion of the participant’s accounts.

The Plan also invests in Company Stock, which also qualifies as a related party transaction. During the plan year ended December 31, 2021, the net gain on investment in Company Stock was $16,429,779 (net of $1,333,490 dividends reinvested), purchases of Company Stock were $22,792,113 and sales of Company Stock were $41,230,990. As of December 31, 2021 and 2020, the Plan held 1,268,033 shares of Coterra common stock and 410,411 shares of Cimarex common stock at a value of $24,092,627 and $15,394,517, respectively. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

6.	Concentrations, Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults, and may be adversely affected by shifts in the market’s perceptions of the issuers and changes in interest rates. Shares of Company Stock are also exposed to the same risks as well as risks specific to Cimarex and Coterra, which are detailed in Cimarex and Coterra filings with the Securities and Exchange Commission. Investment in Company Stock represents 8% and 6% of the net assets available for plan benefits as of December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, there was one investment held which accounted for more than 10% of investments. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in value in the near term would materially affect the amounts reported in the statement of net assets available for plan benefits and participants’ accounts.

Cimarex Energy Co.

401(k) Plan

Notes to Financial Statements

6.	CONCENTRATIONS, RISKS AND UNCERTAINTIES (CONTINUED)

Additionally, certain registered investment companies’ investments are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

7.	Subsequent events

The Plan Administrator has evaluated subsequent events through June 21, 2022, which is the date the financial statements were available to be issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

Supplemental Schedule

Cimarex Energy Co.

401(k) Plan

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets

(Held at End of Year) – December 31, 2021

		EIN: 45-0466694 Plan Number: 001
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Shares/ Units	(e) Cost	(f) Current Value
*	Vanguard Federal Money Market Fund	Registered Investment Company	14,386,594.770	(1)	$14,386,595
	American Funds EuroPacific Growth Fund	Registered Investment Company	82,402.847	(1)	5,333,936
	PIMCO Total Return Fund Institutional Class	Registered Investment Company	99,161.487	(1)	1,018,392
*	Vanguard Growth Index Fund Institutional Shares	Registered Investment Company	130,454.605	(1)	21,545,883
*	Vanguard Institutional Index Fund	Registered Investment Company	85,769.771	(1)	34,804,516
*	Vanguard Short-Term Investment-Grade Fund Admiral Shares	Registered Investment Company	184,619.433	(1)	1,988,351
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	124,225.763	(1)	13,461,104
*	Vanguard Intermediate-Term Treasury Fund Admiral Shares	Registered Investment Company	665,430.338	(1)	7,526,017
*	Vanguard Mid-Cap Index Fund Admiral Shares	Registered Investment Company	130,633.839	(1)	9,103,872
*	Vanguard Total International Stock Index Fund Institutional Shares	Registered Investment Company	109,930.588	(1)	15,035,206
*	Vanguard Total Bond Market Index Fund Institutional Shares	Registered Investment Company	635,593.584	(1)	7,112,292
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	206,358.899	(1)	17,292,876
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	125,578.783	(1)	10,281,135
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	40,493.210	(1)	998,563
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	182,797.670	(1)	4,992,204
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	611,208.724	(1)	17,945,088
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	399,742.312	(1)	12,256,099
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	404,847.957	(1)	12,870,117
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	334,580.221	(1)	11,037,802
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	430,526.279	(1)	14,668,030
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	431,360.127	(1)	14,778,398
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	245,118.930	(1)	8,419,835
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	102,621.109	(1)	3,539,402
*	Vanguard Target Retirement 2065 Fund	Registered Investment Company	27,188.090	(1)	859,687
*	Vanguard Target Retirement Income Fund	Registered Investment Company	112,518.764	(1)	2,781,464
	William Blair Small Mid-Cap Growth Class 1	Registered Investment Company	25,349.927	(1)	880,150
*	Coterra Stock	Common Stock	1,268,033.000	(1)	24,092,627
*	Vanguard Federal Money Market Fund	Registered Investment Company in Company Stock Fund	36,016.760	(1)	36,017
Total Investments					289,045,658
*	Participant Loans	Bearing interest ranging from 4.25% to 6.5%, various maturity dates through 2031		(1)	1,637,677

Total Assets					$290,683,335

* Party-in-interest as defined by ERISA.

(1)	The cost of participant-directed investments is not required to be disclosed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cimarex Energy Co. 401(k) Plan

Date: June 21, 2022

BY:	/s/ Natalie Tilley
Natalie Tilley
Director, Total Rewards & HR Operations of Cimarex Energy Co. and Plan Administrator of Cimarex Energy Co. 401(k) Plan

BY:	/s/ Timothy A. Ficker
Timothy A. Ficker
Vice President, Controller, and Chief Accounting Officer of Cimarex Energy Co. and Plan Administrator of Cimarex Energy Co. 401(k) Plan